Exhibit 99.2

Dr. Reddys Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

Unaudited consolidated financial results of Dr. Reddy's Laboratories Limited and its subsidiaries for the quarter ended 30 June 2024 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)

		All amounts in Indian Rupees millions
		Quarter ended			Year ended
Sl. No.	Particulars	30.06.2024	31.03.2024	30.06.2023	31.03.2024
		(Unaudited)	(Audited)	(Unaudited)	(Audited)
1	Revenues	76,727	70,830	67,384	279,164
2	Cost of revenues	30,383	29,347	27,831	115,557
3	Gross profit (1 - 2)	46,344	41,483	39,553	163,607
4	Selling, general and administrative expenses	22,691	20,476	17,702	77,201
5	Research and development expenses	6,193	6,877	4,984	22,873
6	Impairment of non-current assets, net	5	(173)	11	3
7	Other income, net	(470)	(656)	(780)	(4,199)
	Total operating expenses	28,419	26,524	21,917	95,878
8	Results from operating activities [(3) - (4 + 5 + 6 + 7)]	17,925	14,959	17,636	67,729
	Finance income	1,435	1,615	1,155	5,705
	Finance expense	(598)	(593)	(371)	(1,711)
9	Finance income, net	837	1,022	784	3,994
10	Share of profit of equity accounted investees, net of tax	59	35	43	147
11	Profit before tax (8 + 9 + 10)	18,821	16,016	18,463	71,870
12	Tax expense, net	4,901	2,946	4,438	16,186
13	Profit for the period/year (11 -12)	13,920	13,070	14,025	55,684
14	Earnings per share:
	Basic earnings per share of Rs.5/- each	83.59	78.49	84.40	334.65
	Diluted earnings per share of Rs.5/- each	83.46	78.35	84.22	334.02
		(Not annualised)	(Not annualised)	(Not annualised)

Segment information		All amounts in Indian Rupees millions
		Quarter ended			Year ended
Sl. No.	Particulars	30.06.2024	31.03.2024	30.06.2023	31.03.2024
		(Unaudited)	(Audited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue:
	a) Pharmaceutical Services and Active Ingredients	10,309	11,526	9,218	40,580
	b) Global Generics	68,858	61,191	60,083	245,453
	c) Others	212	1,420	592	3,910
	Total	79,379	74,137	69,893	289,943
	Less: Inter-segment revenues	2,652	3,307	2,509	10,779
	Net revenues	76,727	70,830	67,384	279,164

2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	1,768	2,350	1,009	6,919
	b) Global Generics	44,518	37,933	38,387	154,268
	c) Others	58	1,200	157	2,420
	Total	46,344	41,483	39,553	163,607
	Less: Selling and other un-allocable expenditure, net of other income	27,523	25,467	21,090	91,737
	Total profit before tax	18,821	16,016	18,463	71,870

Global Generics segment includes operations of Biologics business. Inter-segment revenues represent sale from Pharmaceutical Services and Active Ingredients to Global Generics and Others at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities, treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	The above statement of unaudited consolidated financial results of Dr.Reddy's Laboratories Limited ("the Company"), which have been prepared in accordance with recognition and measurement principles of IAS 34 as issued by the International Accounting Standards Board (IASB) and were reviewed and recommended by Audit Committee and approved by the Board of Directors at their meetings held on 27 July 2024. The Auditors have carried out a limited review on the unaudited consolidated financial results and issued an unmodified report thereon.

2	During the quarter ended 30 June 2024 and 31 March 2024, an amount of Rs.809 million and Rs.810 million respectively, representing government grants has been accounted for as a reduction from cost of revenues.

3

“Other income, net” for the year ended 31 March 2024 includes:

a. Rs. 540 million recognised, in April 2023, pursuant to settlement agreement with Janssen Group in settlement of the claim brought in the Federal Court of Canada by the Company and its affiliates for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of Zytiga®(Abiraterone).

b. Rs. 984 million recognised in September 2023 pursuant to settlement of product related litigation by the Company and its affiliates in the United Kingdom. These transactions pertains to the Company's Global Generics segment.

4	On 25 April 2024, the Company entered into a definitive agreement with Nestlé India Limited (“Nestlé India”), for manufacturing, developing, promoting, marketing, selling, distributing, and commercializing nutraceutical products and supplements in India and other geographies as may be agreed by the parties. The aforesaid business activities shall be carried out through Dr. Reddy’s Nutraceuticals Limited (the “Nutraceuticals subsidiary”) which was incorporated on 14 March 2024. Subsequently, the Nutraceutical subsidiary’s name was changed to Dr. Reddy’s and Nestlé Health Science Limited on 13 June 2024.

The aforesaid definitive agreement is subject to certain closing conditions and is expected to become effective by the quarter ended 30 September 2024, upon infusion of funds and completion of other closing conditions.

As per terms agreed, the Company will hold 51% and the Nestlé India will hold 49% of the paid-up share capital in the Nutraceuticals subsidiary with shareholder rights to voting, dividend distribution and other economic rights as agreed in the aforesaid definitive agreement. As per agreed terms, the Company and Nestlé India will transfer license of its nutraceuticals brands to Nutraceuticals subsidiary.

Further, Nestlé India will have a call option to increase their shareholding up to 60% in the Nutraceuticals subsidiary after six years from subscription date for a payment at fair market value. However, the Company shall continue to hold at least 40% of the shareholding after Nestlé India exercises its call option.

5	On 26 June 2024, the Company entered into definitive agreement with Haleon UK Enterprises Limited (“Haleon”) to acquire Haleon’s Ex-US global portfolio of consumer healthcare brands in the Nicotine Replacement Therapy category (“NRT Business”).

The definitive agreement for the acquisition of this NRT Business from Haleon includes the transfer of intellectual property, employees, agreements with commercial manufacturing organization, marketing authorizations and other assets relating to the commercialization of four brands- i.e., Nicotinell, Nicabate, Thrive, and Habitrol. The proposed acquisition will be inclusive of all formats such as lozenge, patch, spray and/or gum in all applicable global markets outside of the United States.

Completion of this transaction is subject to satisfying closing conditions, including the completion of certain reorganization by Haleon Group, and obtaining foreign direct investment approval in Sweden and merger control approvals in Brazil, Saudi Arabia and the United Arab Emirates. The transaction is expected to close during the early part of the quarter ended 31 December 2024.

Upon completion of closing conditions, the Company will acquire this NRT Business by purchasing the shares of Northstar Switzerland SARL (a Haleon Group Company) for a total consideration of up to GBP 500 million (approximately Rs. 52,739 million as translated based on forex rate as at 30 June 2024), consisting of an upfront cash payment GBP 458 million (approximately Rs. 48,309 million) and performance-based contingent payments of up to GBP 42 million (approximately Rs. 4,430 million), based on attainment of agreed-upon sales targets in calendar year 2024 and 2025, and meeting other parameters.

These NRT Business will transition gradually into the Company in a phased approach between April 2025 and February 2026. During the transition period, Haleon Group will provide distribution and related services in the markets, facilitating successful integration of the business across various geographies into the Company.

6	The Company considered the uncertainties relating to the escalation of conflict in the middle east, and duration of military conflict between Russia and Ukraine, in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, including sensitivity analysis, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

7	The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On 6 July 2021 the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.

The Company has continued to make presentations to the SEC and the DOJ in relation to the ongoing investigation and in relation to its Global Compliance Framework, which includes enhancement initiatives undertaken by the Company. The Company continues to respond to requests made by the SEC and the DOJ and is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions which can lead to civil and criminal sanctions under relevant laws, the outcomes, including liabilities, are not reasonably ascertainable at this time.

8	The Board of Directors of the Company at their meeting held on 27 July 2024, have approved the sub-division/ split of each equity share of face value of Rs.5/- (Rupees five only) each, fully paid-up, into 5 (Five) equity shares having face value of Re.1/- (Rupee one only) each, fully paid-up, by alteration of the Capital Clause of the Memorandum of Association of the Company. Further, each American Depositary Share (ADS) of the Company will continue to represent 1 (One) underlying equity share as at present and therefore, the number of ADSs held by an American Depositary Receipt holder would consequently increase in proportion to the increase in number of equity shares. The sub-division/ split will be subject to approval of the shareholders of the Company through postal ballot process. The record date for the said sub-division/ split will be intimated in due course.

Pending approval of the shareholders, the basic and diluted EPS disclosed above have not been adjusted to give effect to such split in accordance with requirements under IAS 33, Earnings per share.

9	The figures for the quarter ended 31 March 2024 are the balancing figures between audited figures in respect of the full financial year and the published unaudited year to date figures up to the third quarter of the relevant financial year, which were subject to limited review.

By order of the Board

For Dr. Reddy’s Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 27 July 2024	Co-Chairman & Managing Director